UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 4)1

DropCar, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

92931L401
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Iroquois Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
6

SHARED VOTING POWER

109 shares of Common Stock

718,767 shares of Common Stock issuable upon conversion of Preferred Stock

810,367 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

	7	SOLE DISPOSITIVE POWER - 0 -
8

SHARED DISPOSITIVE POWER

109 shares of Common Stock

718,767 shares of Common Stock issuable upon conversion of Preferred Stock

810,367 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

109 shares of Common Stock

718,767 shares of Common Stock issuable upon conversion of Preferred Stock

810,367 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12	TYPE OF REPORTING PERSON CO

* As more fully described in Item 4, the shares of Preferred Stock are subject to a 9.99% blocker and the Warrants are subject to a 9.99% blocker, and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion and exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

1	NAMES OF REPORTING PERSONS Iroquois Capital Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 549,419 shares of Common Stock issuable upon conversion of Preferred Stock 574,759 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 549,419 shares of Common Stock issuable upon conversion of Preferred Stock 574,759 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
	8	SHARED DISPOSITIVE POWER 0
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

549,419 shares of Common Stock issuable upon conversion of Preferred Stock

574,759 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12	TYPE OF REPORTING PERSON OO

* As more fully described in Item 4, the shares of Preferred Stock are subject to a 9.99% blocker and the Warrants are subject to a 9.99% blocker, and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion and exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

1	NAMES OF REPORTING PERSONS Iroquois Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
6

SHARED VOTING POWER

109 shares of Common Stock

718,767 shares of Common Stock issuable upon conversion of Preferred Stock

810,367 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

	7	SOLE DISPOSITIVE POWER - 0 -
8

SHARED DISPOSITIVE POWER

109 shares of Common Stock

718,767 shares of Common Stock issuable upon conversion of Preferred Stock

810,367 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

109 shares of Common Stock

718,767 shares of Common Stock issuable upon conversion of Preferred Stock

810,367 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12	TYPE OF REPORTING PERSON IA, OO

* As more fully described in Item 4, the shares of Preferred Stock are subject to a 9.99% blocker and the Warrants are subject to a 9.99% blocker, and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion and exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

1	NAMES OF REPORTING PERSONS Richard Abbe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 718,767 shares of Common Stock issuable upon conversion of Preferred Stock 581,526 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
6

SHARED VOTING POWER

109 shares of Common Stock

718,767 shares of Common Stock issuable upon conversion of Preferred Stock

810,367 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

	7	SOLE DISPOSITIVE POWER 718,767 shares of Common Stock issuable upon conversion of Preferred Stock 581,526 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
8

SHARED DISPOSITIVE POWER

109 shares of Common Stock

718,767 shares of Common Stock issuable upon conversion of Preferred Stock

810,367 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

109 shares of Common Stock

1,268,186 shares of Common Stock issuable upon conversion of Preferred Stock

1,391,893 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12	TYPE OF REPORTING PERSON IN

* As more fully described in Item 4, the shares of Preferred Stock are subject to a 9.99% blocker and the Warrants are subject to a 9.99% blocker, and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion and exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

1	NAMES OF REPORTING PERSONS Kimberly Page
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
6

SHARED VOTING POWER

109 shares of Common Stock

718,767 shares of Common Stock issuable upon conversion of Preferred Stock

810,367 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

	7	SOLE DISPOSITIVE POWER - 0 -
8

SHARED VOTING POWER

109 shares of Common Stock

718,767 shares of Common Stock issuable upon conversion of Preferred Stock

810,367 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

109 shares of Common Stock

718,767 shares of Common Stock issuable upon conversion of Preferred Stock

810,367 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12	TYPE OF REPORTING PERSON IN

* As more fully described in Item 4, the shares of Preferred Stock are subject to a 9.99% blocker and the Warrants are subject to a 9.99% blocker, and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion and exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

This Amendment No. 4 (this “Amendment”) amends the statement on Schedule 13G filed on September 16, 2016 as amended on February 14, 2017, February 14, 2018 and February 14, 2019 (the “Original Schedule 13G”) with respect to the Common Stock, $0.001 par value (the “Common Stock”) of DropCar, Inc. (formerly WPCS International Inc.), a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13G. This Amendment amends and restates Item 4 in its entirety as set forth below.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 4,061,882 shares of common stock outstanding as of November 14, 2019, as reported in the quarterly report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 14, 2019, and assumes the exercise of the Company’s reported warrants (the “Reported Warrants”) and the conversion of the Company’s reported preferred stock (the “Reported Preferred Stock”), subject to the Blockers (as defined below).

Pursuant to the terms of (i) the certificates of designations containing the terms of the Reported Preferred Stock, the Reporting Persons cannot convert the Reported Preferred Stock to the extent the Reporting Persons would beneficially own, after any such conversion, more than 9.99% of the outstanding shares of Common Stock (the “Preferred Stock Blockers”) and (ii) the Reported Warrants, the Reporting Persons cannot exercise the Reported Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 9.99% of the outstanding shares of Common Stock (the “Warrant Blockers” and collectively with the Preferred Stock Blockers, the “Blockers”), and the percentage set forth in Row 11 of the cover page for each Reporting Person gives effect to the Blockers. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise all of the Reported Preferred Stock or any of the Reported Warrants due to the Blockers.

As of the date of the event which requires filing of this statement, Iroquois Master Fund Ltd. (“Iroquois Master Fund”) held 109 shares of Common Stock, shares of Reported Preferred Stock convertible into 718,767 shares of Common Stock and warrants to purchase 810,367 shares of Common Stock and Iroquois Capital Investment Group LLC (“ICIG”) held shares of Reported Preferred Stock convertible into 718,767 shares of Common Stock and Reported Warrants to purchase 574,759 shares of Common Stock. In addition, Kensington Investment Partners LLC held Reported Warrants to purchase 6,767 shares of Common Stock.

Mr. Abbe shares authority and responsibility for the investments made on behalf of Iroquois Master Fund with Ms. Kimberly Page, each of whom is a director of the Iroquois Master Fund. As such, Mr. Abbe and Ms. Page may each be deemed to be the beneficial owner of all shares of Common Stock underlying the Reported Preferred Stock and Reported Warrants (each subject to the Blockers) held by, Iroquois Master Fund. Iroquois Capital is the investment advisor for Iroquois Master Fund and Mr. Abbe is the President of Iroquois Capital. Mr. Abbe has the sole authority and responsibility for the investments made on behalf of ICIG. As such, Mr. Abbe may be deemed to be the beneficial owner of all shares of Common Stock underlying the Reported Preferred Stock and Reported Warrants (each subject to the Blockers) held by, Iroquois Master Fund and ICIG. In addition, by virtue of his position as a managing member of Kensington Investment Partners LLC, Mr. Abbe may be deemed to be the beneficial owner of the shares of Common Stock underlying the Reported Warrants (each subject to the Blockers) held by such entity. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. Each of the Reporting Persons hereby disclaims any beneficial ownership of any such shares of Common Stock except to the extent of their pecuniary interest therein.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2020

IROQUOIS MASTER FUND LTD.

By:	Iroquois Capital Management, LLC,
its investment manager

IROQUOIS CAPITAL INVESTMENT GROUP LLC

IROQUOIS CAPITAL MANAGEMENT, LLC

By:	/s/ Richard Abbe
	Name:	Richard Abbe
	Title:	President

/s/ Richard Abbe
RICHARD ABBE

/s/ Kimberly Page
KIMBERLY PAGE